Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

AT&T International: unmatched global reach

One of the key strengths that attracted us to AT&T is the company’s unmatched global reach. AT&T is a leading global carrier of IP and data traffic, with 26 Internet data centers on four continents and a presence in more than 60 countries.

AT&T’s international facilities interconnect to networks owned by numerous other carriers that enable it to offer switched voice and private line services worldwide.

The reach of the company’s voice services is extensive, including:

•                  Dedicated outbound calling origination and inbound calling center services that support customer call centers in 28 countries.

•                  Ability to accept calls from 161 countries besides the United States.

•                  Long distance and toll-free services within Canada.

Through its relationships with other carriers, AT&T offers end-to-end network management capabilities and highly customized network solutions on a global basis. By the end of 2004, the company had deployed its new multi-protocol label switching/asynchronous transfer mode network (MPLS/ATM) to 132 cities in 50 countries. This year it plans further investment in seven additional countries to supplement, and eventually replace, its other extensive global data networks.

Foreign Investments

AT&T also has investments in several foreign communications companies, including:

•                  A 49 percent economic interest in Alestra, a competitive telecommunications company in Mexico. Alestra offers domestic and international voice, data and Internet services throughout Mexico to business and residential customers.

•                  An 85 percent interest in AT&T Global Network Services Japan LLC (AGNS Japan). Nippon Telephone & Telegraph owns the other 15 percent.

•                  A 20 percent interest in Sistelindo, an Indonesia joint venture company authorized to provide managed data services in Indonesia.

•                  AT&T also is in a joint venture with China Telecom Group (Shanghai Telecom Company) and Shanghai Information Investment Inc. called UNISITI, a Chinese limited liability company that offers broadband IP network services in Pudong, China. AT&T also offers training and technical assistance.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the

Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations Web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.